Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 30, 2026, relating to the consolidated financial statements of Highlander Silver Corp. for the fifteen month period ended December 31, 2025 and the year ended September 30, 2024, which appears in Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

/s/ Davidson & Company LLP

Chartered Professional Accountants	Vancouver, Canada
Licensed Public Accountants

March 30, 2026